UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

STRATUM HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

89267T 10 7

(CUSIP Number)

Larry M. Wright

911 Creek Wood Way

Houston, Texas 77024

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89267T 10 7

1.	Names of Reporting Persons LARRY M. WRIGHT

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization US

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -14,153,714-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -14,153,714-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,153,714

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 52.8%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Item 1 to the Schedule 13D is hereby amended as follows:

This Amendment No. 1 (“Amendment”) hereby amends the Schedule 13D filed on June 1, 2006 (the “Schedule 13D”) which relates to shares of common stock, $0.001 par value per share (“Common Stock”), of Stratum Holdings, Inc., a Nevada corporation (previously named Tradestar Services, Inc.) (the “Issuer”).  The principal executive office of the Issuer is Three Riverway, Suite 1500, Houston, Texas 77056.

Other than as set forth below the Schedule 13D remains unchanged.

Item 2.	Identity and Background
Item 2 to the Schedule 13D is hereby amended as follows:
Subsection (c) is amended and replaced with the following:

(c)           The Reporting Person is the President and Chief Executive Officer of the Issuer as of May 27, 2008. The Reporting Person is also the Chief Executive Officer of CYMRI, L.L.C., a Nevada limited liability company and a wholly-owned subsidiary of the Issuer, and the Chief Executive Officer of Decca Consulting, Ltd., an Alberta, Canada limited liability company and a wholly-owned subsidiary of the Issuer.  The principal business address of CYMRI, L.L.C. is the same as that of the Issuer. The principal business address of Decca Consulting, Ltd. is 444 Fifth Avenue SW, Suite 500, Calgary, AB T2P 2T8.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 to the Schedule 13D is hereby amended by adding the below paragraph at the end thereof as follows:

On May 27, 2008, the Reporting Person entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Michael W. Hopkins, Frederick A. Huttner, Sheryl Huttner, Huttner 1999 Partnership Ltd., Richard A. Piske, III, and Robert G. Wonish (the “Sellers”), pursuant to which the Reporting Person purchased 11,837,857 shares of the Issuer’s Common Stock in exchange for the payment of an aggregate purchase price of $887,839.28. The purchase price was paid (i) by the payment in cash by wire transfer of $591,892.85, and (ii) by delivery of non-interest bearing promissory notes (the “Notes”) in the aggregate original principal amount of $295,946.43, payable no later than December 31, 2008. As security for the Notes, the Reporting Person granted the Sellers a security interest in and pledge of one-third of the shares acquired.

Item 4.	Purpose of Transaction
Item 4 to the Schedule 13D is hereby amended by adding the below paragraph at the end thereof as follows:

On May 27, 2008, the Reporting Person acquired an additional 11,837,857 shares of Common Stock. The Reporting Person has a control purpose, and now beneficially owns the majority of the outstanding shares. The consideration paid for the Common Stock was two-thirds by cash wire transfer, and one-third by promissory note to the Sellers. In consideration of the agreement, the following Sellers agreed to resign their Board of Directors positions with the Issuer: Michael W. Hopkins and Frederick A. Huttner.

Item 5.	Interest in Securities of the Issuer
Item 5 to the Schedule 13D is hereby deleted in its entirety and replaced with the following:

(a)                                 As of May 27, 2008, the Reporting Person beneficially owns 14,153,714 shares of Common Stock which includes 231,857 shares of Common Stock issuable upon the exercise of warrants.  The warrants are exercisable at the option of the Reporting Person at any time until May 23, 2009.  The 14,153,714 shares of Common Stock beneficially owned by the Reporting Person constitutes 52.8% of the outstanding shares of Common Stock of the Issuer.

(b)                                The Reporting Person has the sole power to vote and direct the voting of, and to dispose or direct the disposition of, all 14,153,714 shares of Common Stock beneficially owned by the Reporting Person.

(c)
	Number of Shares Purchased	Price Per Share	Date of Purchase
	11,837,857	$0.075	May 27, 2008

Other than as disclosed in this Amendment, the Reporting Person has not engaged in any transactions with respect to the Common Stock in the past 60 days.

(d)                                No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 14,153,714 shares of Common Stock covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 to the Schedule 13D is hereby amended by adding the below paragraphs at the end thereof as follows:

The Reporting Person received 11,837,857 shares of Common Stock as consideration for the stock purchase pursuant to the terms of the Purchase Agreement, a copy of which is filed with and incorporated by reference into this Schedule 13D/A as Exhibit 99.1.  The terms of the Notes given by the Reporting Person as consideration for one-third of the shares received are set forth in those certain Promissory Notes, dated May 27, 2008, made by the Reporting Person in favor of the Sellers in the original aggregate principal amount of $295,946.43, copies of which are filed with and incorporated by reference into this Schedule 13D/A as Exhibits 99.1 - 99.7.

To the best knowledge of the Reporting Person, except for the Purchase Agreement and the Notes described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
Item 7 to the Schedule 13D is hereby amended as follows:
The following exhibits are filed herewith:

99.1                          Stock Purchase Agreement, dated May 27, 2008, by and among Larry M. Wright, Michael W. Hopkins, Frederick A. Huttner, Sheryl Huttner, Huttner 1999 Partnership Ltd., Richard A. Piske, III, and Robert G. Wonish.

99.2 Promissory Note, dated May 27, 2008, made by Larry M. Wright in favor of Michael W. Hopkins in the original principal amount of $97,225.00.
99.3 Promissory Note, dated May 27, 2008, made by Larry M. Wright in favor of Frederick A. Huttner in the original principal amount of $2,500.00.
99.4 Promissory Note, dated May 27, 2008, made by Larry M. Wright in favor of Sheryl Huttner in the original principal amount of $6,562.50.
99.5 Promissory Note, dated May 27, 2008, made by Larry M. Wright in favor of Huttner 1999 Partnership Ltd. in the original principal amount of $67,187.50.
99.6 Promissory Note, dated May 27, 2008, made by Larry M. Wright in favor of Richard A. Piske, III in the original principal amount of $28,571.43.
99.7 Promissory Note, dated May 27, 2008, made by Larry M. Wright in favor of Robert G. Wonish in the original principal amount of $93,900.00.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 29, 2008
Date
/s/ Larry M. Wright
Signature
LARRY M. WRIGHT
Name/Title

EXHIBIT INDEX

The Exhibit Index to the Schedule 13D is hereby amended as follows:

99.1

Stock Purchase Agreement, dated May 27, 2008 by and among Larry M. Wright, Michael W. Hopkins, Frederick A. Huttner, Sheryl Huttner, Huttner 1999 Partnership Ltd., Richard A. Piske, III, and Robert G. Wonish.

99.2	Promissory Note, dated May 27, 2008, made by Larry M. Wright in favor of Michael W. Hopkins in the original principal amount of $97,225.00.

99.3	Promissory Note, dated May 27, 2008, made by Larry M. Wright in favor of Frederick A. Huttner in the original principal amount of $2,500.00.

99.4	Promissory Note, dated May 27, 2008, made by Larry M. Wright in favor of Sheryl Huttner in the original principal amount of $6,562.50.

99.5	Promissory Note, dated May 27, 2008, made by Larry M. Wright in favor of Huttner 1999 Partnership Ltd. in the original principal amount of $67,187.50.

99.6	Promissory Note, dated May 27, 2008, made by Larry M. Wright in favor of Richard A. Piske, III in the original principal amount of $28,571.43.

99.7	Promissory Note, dated May 27, 2008, made by Larry M. Wright in favor of Robert G. Wonish in the original principal amount of $93,900.00.